FINANCING TERM SHEET
Ripe!

This Term Sheet ("**Term Sheet**"), effective as of [EFFECTIVE DATE] (the "**Effective Date**"), is between RIPE! LLC ("**Producer**") and [INVESTOR NAME] ("**Financier**") with respect to Financier's investment for the feature-length motion picture project currently entitled *Ripe!* ("**Picture**"). For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Financing	Financier hereby agrees to make an equity investment in the Picture in the amount of $[AMOUNT] ("**Financing**").
Production Account and Escrow	The Financing shall be held in escrow until Producer has raised the minimum amount needed, in Producer's sole discretion, to fund the Picture's production budget, at which point the Financing shall be released into a production bank account designated by Producer for the Picture and shall be immediately available to Producer upon its receipt.
Production Budget	The current estimated gross production budget for the Picture is Two Million Five Hundred Thousand United States Dollars ($2,500,000) with an estimated net of Two Million United States Dollars ($2,000,000), subject to Producer's final approval. The current estimated budget is subject to increase or decrease in the amount of Seven Hundred Fifty Thousand U.S. Dollars ($750,000) at a minimum in Producer's sole discretion.

Recoupment	Financier shall recoup One Hundred Twenty Percent (120%) of the Financing on a pro rata *pari passu* basis with all other equity investors in the Picture (which return and the terms thereof shall be no less favorable than that accorded to all other equity investors, if any) in accordance with Producer's "**Revenue Waterfall**" set forth below: "**Gross Proceeds**" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Producer or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture, any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto and any other funds received by or credited to Producer or any of its affiliated or related parties from the exploitation of the Picture. Gross Proceeds, if any, of the Picture shall be allocated in the following order: First, to the repayment of any and all third-party customary costs and fees associated with the exploitation of the Picture, including, without limitation, distribution fees, sales agent fees, collection account fees, legal and accounting costs, marketing and release expenses, guild obligations, repayment of loans or advances and the applicable interest thereon, tax incentive financing, and other customary distribution and financing expenses. Second, each equity financier, including Financier, shall recoup one hundred and twenty percent (120%) of its total equity cash contribution on a pro rata *pari passu* basis. Third, to the payment of deferred fees approved by Producer incurred in connection with the Picture, if any. Thereafter, the remaining balance shall be deemed "**Net Proceeds**." Net Proceeds shall mean one hundred percent (100%) of all Gross Proceeds remaining following the deductions and payments set forth above, and shall be allocated as follows: Thirty-Three and Three Tenths Percent (33.3%) of Net Proceeds shall be paid to Financier and all other equity financiers of the Picture on a pro rata *pari passu* basis, in accordance with the proportion that each equity financier's equity cash contribution bears to the total final production budget for the Picture (to be approved by Producer) ("**Investors' Share**"); Simultaneously, Thirty-Three and Three Tenths Percent (33.3%) of Net Proceeds shall be paid out to Producer and such other third parties as determined by Producer in its sole discretion ("**Producer's Share**"); and Simultaneously, Thirty-Three and Three Tenths Percent (33.3%) of Net Proceeds shall be paid out to any creative collaborators on the Picture, as determined by Producer in its sole discretion ("**Creative Collaborators**").

Credit and Benefits	Subject to the policies and customary exclusions of the applicable distributor, Financier shall be entitled to a credit and benefits corresponding to the amount of the Financing substantially in accordance with the following tier structure: **Credit Financing Amount Benefits** Associate Producer $100,000 - $249,999 One (1) physical piece from the set of the Picture (i.e. featured prop or wardrobe) Executive Producer $250,000 – $499,999 One (1) optional invite to visit set of the Picture (date and location to be determined by Producer). Financier shall cover its own travel and accommodations. Executive Producer + Strategic Partnership $500,000+ One (1) invite to visit the set of the Picture (date and location to be determined by Producer). Financier shall cover its own travel and accommodations. Custom-built partnership, with details defined in a separate addendum supplementing this Term Sheet.
Ownership/Approvals	Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof and said copyrights shall be secured and maintained in the name of Producer. Producer shall have all approvals and controls with respect to the Picture, including, without limitation, all creative and business decisions.
Audit/Accounting Rights	Financier to have customary audit and accounting rights over the Picture's distribution and exploitation books and accounts. In the event there is a collection account management agreement ("**CAMA**") for the Picture, Financier shall be a beneficiary to the CAMA with customary audit and accounting rights on terms no less favorable than those accorded to any other equity financier.
Risk Factors	Financier acknowledges the following: (i) there can be no assurance that additional funds will be obtained, that the Picture will be completed, and if completed, that the Picture will be released or distributed; (ii) there can be no assurance that the Picture will generate any Gross Proceeds or that any such Gross Proceeds will be sufficient to return to Financier all or any part of the Financing; (iii) there will be no public market for Financier's financing of the Picture, and accordingly, Financier will have to bear the economic risk of the Financing for an indefinite period of time, and (iv) investments in the motion picture and television industry involve a high degree of risk and that there are no guarantees that Financier will receive any return of its Financing with respect to the Picture. Financier also acknowledges that Producer, in its reasonable discretion, shall have the right to adjust the amount of the Production Budget and any line item therein. The entertainment industry in general is continuing to undergo significant changes, primarily due to technological and other developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in costs of producing and distributing motion pictures and television programs. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of motion pictures or television programs.

Representations and Warranties	The parties represent, warrant and agree that (a) it/she/he has the full right, power and authority to enter this Term Sheet and grant the rights granted hereunder; (b) the consent of no other person or entity is necessary in order for the party to enter into and fully perform this Term Sheet; (c) the party's entry into this Term Sheet and performance of all of its/her/his obligations under this Term Sheet does not conflict with or violate any other agreement or contract to which such party is a party; and (d) to the best of Producer's knowledge in the exercise of reasonable prudence, all material and services rendered with respect to the Picture will neither infringe nor violate the rights of any third party (including rights of privacy), nor be defamatory. Financier represents and warrants to Producer (and its successors and assigns) that: 1. Financier has the requisite knowledge and experience in financial and business matters to assess and evaluate (and has carefully assessed and evaluated) the relative merits and risks of an investment in the Picture and can bear the economic risks of the investment contemplated herein (the "Investment"); 2. Financier has been given the opportunity to discuss with representatives of Producer all material aspects of an investment in the Picture; 3. Financier has had reasonable opportunity to seek the advice of counsel with respect to the Investment and the risks associated therewith; 4. Financier understands and accepts that (i) the securities and Investment, consisting of rights under this Term Sheet, are being offered pursuant to section 4(a)(6) and Regulation Crowdfunding of the Securities Act of 1933 (as amended) and have not been registered under the Securities Act or the securities laws of any state or any other jurisdiction; (ii) no federal or state securities administrator has reviewed or passed on the accuracy or adequacy of the offering materials for these securities; (iii) there are significant restrictions on the transferability of the securities described herein and no resale market may be available after restrictions expire; and (iv) the purchase of these securities involves a high degree of risk and Financier can bear the risk of the loss of Financier's entire investment without a change in Financier's lifestyle; and 5. Financier understands and accepts that Producer will obtain both Regulation Crowdfunding and Regulation D financing in connection with the Picture under the authority of the Securities Act of 1933 (as amended).
Confidentiality	Except as may be required by court or government order or to enforce the terms of this Term Sheet or in connection with the production and distribution of the Picture, the parties agree to keep strictly confidential and shall not disclose to anyone (other than such party's lawyers, accountants, agents, managers, and other similar professionals who agree to be bound by this confidentiality provision and who shall have access to this Term Sheet only on a need-to-know basis) the terms of this Term Sheet or confidential information related to the Picture without the prior written consent of the parties hereto.
Indemnity	Each party hereto ("**Indemnifying Party**") shall indemnify and hold harmless the other party ("**Indemnified Party**") and the respective officers, directors, owners, employees, agents and other representatives of such Indemnified Party from and against any and all third-party losses, costs, damages, liabilities and expenses (including without limitation judgments, penalties, interest and reasonable outside attorneys' fees and costs) that may be suffered, incurred or imposed arising out of, in connection with or resulting from any third party claim based on a breach by the Indemnifying Party hereunder or by the actions or inactions of such Indemnifying Party.

Assignment	Neither party may assign this Term Sheet, or any of its respective rights or obligations hereunder, without the prior written consent of the other party, not to be unreasonably withheld or denied; however, Producer may assign this Term Sheet in connection with the production, exhibition, distribution and further exploitation of the Picture. This Term Sheet is binding upon and shall inure to the benefit of the permitted assigns of the parties.
Choice of Law / Arbitration	This Term Sheet shall be governed by and construed in accordance with the laws of the State of California. All disputes under this Term Sheet shall be settled pursuant to binding arbitration under the rules of the American Arbitration Association in Los Angeles, CA, before a sole arbitrator with at least ten (10) years' experience in the entertainment industry. The award of the arbitrator shall be binding upon the parties and judgment may be entered in any court. The prevailing party will be entitled to reasonable attorneys' fees and costs.
Miscellaneous	This Term Sheet constitutes the entire agreement between the parties with respect to all of the matters herein and its execution has not been induced by, nor do any of the parties hereto rely upon or regard as material, any representations or writing whatsoever not incorporated herein and made a part hereof. This Term Sheet may not be modified except by written instrument signed by the parties hereto.
Long Form	In the event Producer elects to negotiate a long-form agreement ("**Agreement**") with investors qualifying for Producer or Executive Producer-level investment tiers, it shall contain the terms set forth in this Term Sheet. Unless and until such Agreement is executed, this Term Sheet shall constitute a binding contract, setting forth the entire agreement and understanding of the parties concerning the Picture and the subject matter of this Term Sheet and supersedes all prior agreements, arrangements, and understandings regarding the Picture and the subject matter between the parties.

ACCEPTED AND AGREED TO:

PRODUCER RIPE! LLC	**FINANCIER**
Founder Signature ________________________	*Investor Signature* ________________________
By: [FOUNDER_NAME] Title: [FOUNDER_TITLE]	By: [INVESTOR NAME] Title: [INVESTOR TITLE]